U.S. COMMERCIAL CORP., S.A. DE C.V.



04045911

October 29, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of September 30, 2004 and 2003 for U.S. Commercial Corp., S.A. de C.V.

This statements are the translated version witch are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV)

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

RECEIVED

Quarter: 3   Year: 2004

2004 NOV -5 A 10 10

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2004 AND 2003

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	17,168,553	100	16,773,105	100
2	CURRENT ASSETS	9,265,433	54	9,900,057	59
3	CASH AND SHORT-TERM INVESTMENTS	1,111,352	6	2,753,866	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	222,518	1	332,600	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	154,044	1	177,592	1
6	INVENTORIES	7,005,823	41	5,835,942	35
7	OTHER CURRENT ASSETS	771,696	4	800,057	5
8	LONG-TERM	16,785	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	16,785	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	2,461,365	14	2,189,589	13
13	PROPERTY	1,444,148	8	1,068,929	6
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,260,998	19	3,137,378	19
16	ACCUMULATED DEPRECIATION	2,357,294	14	2,022,918	12
17	CONSTRUCTION IN PROGRESS	113,513	1	6,200	0
18	DEFERRED ASSETS (NET)	5,383,652	31	4,644,370	28
19	OTHER ASSETS	41,318	0	39,089	0
20	TOTAL LIABILITIES	10,346,688	100	9,442,775	100
21	CURRENT LIABILITIES	5,030,421	49	5,849,219	62
22	SUPPLIERS	2,675,626	26	3,378,199	36
23	BANK LOANS	0	0	144,632	2
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	129,487	1	193,177	2
26	OTHER CURRENT LIABILITIES	2,225,308	22	2,133,211	23
27	LONG-TERM LIABILITIES	5,260,446	51	3,503,971	37
28	BANK LOANS	5,062,027	49	3,279,944	35
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	198,419	2	224,027	2
31	DEFERRED LOANS	55,821	1	89,585	1
32	OTHER LIABILITIES	0	0	-	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	6,821,865	100	7,330,330	100
34	MINORITY INTEREST	0	0	2,424,246	33
35	MAJORITY INTEREST	6,821,865	100	4,906,084	67
36	CONTRIBUTED CAPITAL	5,368,705	79	3,537,849	48
37	PAID-IN CAPITAL STOCK (NOMINAL)	478,236	7	351,057	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,033,369	30	2,029,482	28
39	PREMIUM ON SALES OF SHARES	2,857,100	42	1,157,310	16
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	1,453,160	21	1,368,235	19
42	RETAINED EARNINGS AND CAPITAL RESERVE	770,409	11	592,290	8
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	819,547	12	325,693	4
45	NET INCOME FOR THE YEAR	(136,796)	(2)	450,252	6

STOCK EXCHANGE CODE: USCOM
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	1,111,352	100	2,753,866	100
46	CASH	734,931	66	1,037,187	38
47	SHORT-TERM INVESTMENTS	376,421	34	1,716,679	62
18	DEFERRED ASSETS (NET)	5,383,652	100	4,644,370	100
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	5,376,686	100	4,644,357	100
50	DEFERRED TAXES	6,966	0	13	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	5,030,421	100	5,849,219	100
52	FOREING CURRENCY LIABILITIES	4,900,893	97	5,655,976	97
53	MEXICAN PESOS LIABILITIES	129,528	3	193,243	3
24	STOCK MARKET LOANS	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	2,225,308	100	2,133,211	100
57	OTHER CURRENT LIABILITIES WITH COST	13,784	1	64,395	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,211,524	99	2,068,816	97
27	LONG-TERM LIABILITIES	5,260,446	100	3,503,971	100
59	FOREING CURRENCY LIABILITIES	5,260,446	100	3,503,971	100
60	MEXICAN PESOS LIABILITIES	0	0	0	.
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	OTHER LOANS	198,419	100	224,027	100
63	OTHER LOANS WITH COST	198,419	100	224,027	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	55,821	100	89,585	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	.
67	OTHERS	55,821	100	89,585	100
32	OTHER LIABILITIES	0	100	0	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	100
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY	819,547	100	325,693	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	819,547	100	325,693	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**

U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	4,235,012	4,050,838
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	385	405
75	EMPLOYERS (*)	15,259	12,708
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	1,249,267,003	917,007,542
78	REPURCHASED SHARES (*)	138,064,427	84,826,268

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**

U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	36,782,956	100	31,858,754	100
2	COST OF SALES	28,744,122	78	25,334,059	80
3	GROSS INCOME	8,038,834	22	6,524,695	20
4	OPERATING	8,141,973	22	6,554,390	21
5	OPERATING INCOME	(103,139)	0	(29,695)	0
6	TOTAL FINANCING COST	(83,419)	0	(40,717)	0
7	INCOME AFTER FINANCING COST	(19,720)	0	11,022	0
8	OTHER FINANCIAL OPERATIONS	119,152	0	(430,790)	(1)
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(138,872)	0	441,812	1
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(2,076)	0	(32,730)	0
11	NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING	(136,796)	0	474,542	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS	(136,796)	0	474,542	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	19,357	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(136,796)	0	455,185	1
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	(136,796)	0	455,185	1
19	NET INCOME OF MINORITY INTEREST	0	0	4,933	0
20	NET INCOME OF MAJORITY INTEREST	(136,796)	0	450,252	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: USCOM
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	36,782,956	100	31,858,754	100
21	DOMESTIC	0	0	0	0
22	FOREIGN	36,782,956	100	31,858,754	100
23	TRANSLATED IN TO DOLLARS (***)	3,223,578	9	2,792,031	9
6	TOTAL FINANCING COST	(83,419)	100	(40,717)	100
24	INTEREST PAID	176,811	212	164,819	405
25	EXCHANGE LOSSES	99	0	14,859	36
26	INTEREST EARNED	8,749	10	45,774	112
27	EXCHANGE PROFITS	225	0	46,133	113
28	GAIN DUE TO MONETARY POSITION	(251,355)	(301)	(128,488)	(316)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	OTHER FINANCIAL OPERATIONS	119,152	100	(430,790)	100
29	OTHER NET EXPENSES (INCOME) NET	23,604	20	18,137	4
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	95,548	80	(448,927)	(104)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(2,076)	100	(32,730)	100
32	INCOME TAX	4,703	227	21,827	67
33	DEFERED INCOME TAX	(6,779)	(327)	(54,557)	(167)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	36,782,957	31,858,755
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	49,582,099	44,165,901
39	OPERATION INCOME (**)	(152,473)	(44,723)
40	NET INCOME OF MAYORITY INTEREST (**)	(82,550)	(1,964,488)
41	NET CONSOLIDATED INCOME (**)	(177,847)	(4,291,559)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	12,232,264	100	10,541,422	100
2	COST OF SALES	9,602,948	79	8,396,051	80
3	GROSS INCOME	2,629,316	21	2,145,371	20
4	OPERATING	2,656,690	22	2,183,156	21
5	OPERATING INCOME	(27,374)	0	(37,785)	0
6	TOTAL FINANCING COST	50,288	0	13,269	0
7	INCOME AFTER FINANCING COST	(77,662)	-1	(51,054)	0
8	OTHER FINANCIAL OPERATIONS	(15,172)	0	(121,061)	(1)
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(62,490)	(1)	70,007	1
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,380	0	(9,853)	0
11	NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING	(63,870)	(1)	79,860	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS	(63,870)	(1)	79,860	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(63,870)	(1)	79,860	1
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	(63,870)	(1)	79,860	1
19	NET INCOME OF MINORITY INTEREST	0	0	(12,598)	0
20	NET INCOME OF MAJORITY INTEREST	(63,870)	(1)	92,458	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	12,232,264	100	10,541,422	100
21	DOMESTIC	0	0	0	0
22	FOREIGN	12,232,264	100	10,541,422	100
23	TRANSLATED IN TO DOLLARS (***)	1,072,009	9	923,827	9
6	TOTAL FINANCING COST	50,288	100	13,269	100
24	INTEREST PAID	64,603	128	49,170	371
25	EXCHANGE LOSSES	21	0	(254)	(2)
26	INTEREST EARNED	1,020	2	3,477	26
27	EXCHANGE PROFITS	46	0	(123)	(1)
28	GAIN DUE TO MONETARY POSITION	(13,270)	(26)	(32,293)	(243)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	OTHER FINANCIAL OPERATIONS	(15,172)	100	(115,851)	100
29	OTHER NET EXPENSES (INCOME) NET	19,302	127	2,605	(2)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(34,474)	(227)	(118,456)	(98)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,380	100	(9,853)	100
32	INCOME TAX	1,545	112	(2,220)	(23)
33	DEFERED INCOME TAX	(165)	(12)	(7,633)	(77)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **USCOM**   Quarter: 3   Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	(136,796)	455,185
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	428,843	327,279
3	CASH FLOW FROM NET INCOME OF THE YEAR	292,047	782,464
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,634,942)	(742,141)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	(1,342,895)	40,323
6	CASH FLOW FROM EXTERNAL FINANCING	1,193,949	(54,349)
7	CASH FLOW FROM INTERNAL FINANCING	(158,616)	(44,579)
8	CASH FLOW GENERATED (USED) BY FINANCING	1,035,333	(98,928)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(289,966)	(274,986)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(597,528)	(333,591)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,708,880	3,087,457
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,111,352	2,753,866

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**

U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR — Amount	QUARTER OF PREVIOUS FINANCIAL YEAR — Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	428,843	327,279
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	457,702	418,453
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(28,859)	(91,174)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,634,942)	(742,141)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	19,861	(67,035)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,009,188	500,855
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(13,543)	(74,823)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,068,353)	(811,696)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(582,095)	(289,442)
6	CASH FLOW FROM EXTERNAL FINANCING	1,193,949	(54,349)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	144,632
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	1,512,719	213,601
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(28,070)	0
27	(-) BANK FINANCING AMORTIZATION	(290,700)	(412,582)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(158,616)	(44,579)
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(11,613)	(3,854)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(147,003)	(40,725)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(289,966)	(274,986)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(24,099)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(265,867)	(210,233)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	280
39	+ (-) OTHER ITEMS	-	(65,033)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.37)	%	1.43	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(1.21)	%	(40.04)	%
3	NET INCOME TO TOTAL ASSETS (**)	(1.04)	%	(25.59)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(183.74)	%	28.23	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.89	times	2.63	times
7	NET SALES TO FIXED ASSETS (**)	20.14	times	20.17	times
8	INVENTORIES ROTATION (**)	5.55	times	6.02	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.42	%	6.23	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.27	%	56.30	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.52	times	1.29	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	98.21	%	97.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	213.72	%	160.03	%
15	OPERATING INCOME TO INTEREST PAID	(0.58)	times	(0.18)	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.79	times	4.68	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.84	times	1.69	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.45	times	0.69	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.90	times	1.05	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.09	%	47.08	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.79	%	2.46	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.44)	%	(2.33)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(7.60)	times	0.24	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	115.32	%	54.94	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(15.32)	%	45.06	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	91.69	%	76.45	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 3   Year: 2004

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.07)		$ (2.13)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ (0.15)		$ 0.91	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.01		$ 0.03	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$ (0.02)		$ 5.54	
8	CARRYING VALUE PER SHARE	$ 5.46		$ 5.35	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.03	times	0.92	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(80.71)	times	(2.32)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		2	1,249,267,003			1,249,267,003	478,236	
TOTAL			1,249,267,003	0	0	1,249,267,003	478,236	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
         1,249,267,003
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B-1	138,064,427	4.28793	5.65000